Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 25, 2021

The following communication was made available by Lucid Motors on its employee Intranet:

Lucid Merger Information



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Welcome

As we enter a definitive merger agreement with Churchill Capital Corp IV, please refer to this site for the latest information.

Important Links

- Press Release Announcing the Merger

Contact Information

For all questions related to Lucid's merger with Churchill Capital Corp IV, please email mergerquestions@lucidmotors.com.

FAQ's (as of 2/25/2021)

- General / Transaction Questions
  - What exactly did we announce on Monday?
  - Why is Lucid going public now?
  - What is a SPAC?
  - Why go the SPAC route? Why not a regular IPO?
  - Does this mean we are a public company now?
  - What happens in the window between announcing the transaction and officially becoming a public company?

General / Transaction Questions

What exactly did we announce on Monday?

We announced that Lucid has entered into a definitive agreement and plan of me Mereger Banner.jpg Churchill Capital Corp IV ("CCIV"), a publicly traded special purpose acquisition corporation ("SPAC"). Upon closing of the transaction, CCIV will be re-named Lucid Group, Inc. and the company will operate as Lucid, a U.S. publicly listed entity.

We expect to commence a registration and review process with the Securities and Exchange Commission (the "SEC") in the coming days and for the transaction to close after that is complete.

While we announced the transaction publicly on Monday, it will likely not close until the second quarter of 2021.

Why is Lucid going public now?

Going public is an efficient way to access capital for our business and is a logical step in the evolution of our company.

Going public will provide the capital to accelerate into the next phase of our growth as we work towards the launch of Lucid Air and Gravity. Financing from the transaction will also be used to support expansion of our manufacturing facility in Casa Grande.

What is a SPAC?

A SPAC is a "special purpose acquisition company" also sometimes referred to as a "blank check" company.

A SPAC raises a pool of capital in an IPO and then searches for a company to "take public" by investing the proceeds from the IPO into that company via a combination.

Why go the SPAC route? Why not a regular IPO?

The SPAC process offers some flexibility and advantages that are not available in a traditional IPO, like:

- Provides us with a more controlled entry to the public market;
- Allows us more time to speak with investors to tell our story;
- Allows us to curate our stockholder base more effectively; and
- Provides us with the ability to talk about future performance in a way that you are unable to do in a traditional IPO.

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This process is similar to a traditional IPO in that at the close of this transaction, Lucid will become a publicly traded company on a U.S. stock exchange, with increased growth capital.

Does this mean we are a public company now?

The announcement of the business combination with CCIV does not make us a public company, nor does it guarantee that we will close the business combination—simply put, we have signed an agreement to move forward with the process. However, it is important to note that CCIV is a public company, and Lucid employees should not trade in the securities of CCIV, because securities of CCIV will now trade based on the market's perception of Lucid.

We also ask that you refrain from sharing any information about Lucid that is non-public and that might be deemed "material" with respect to CCIV or Lucid. "Materiality" is a vague concept under the securities laws, but material information is generally information that might impact a reasonable investor's investment decision with respect to a security. Information about developments with respect to the Lucid Air, including specifications, performance and SOP, are particularly sensitive, as are projections, operating results, valuation, and other business or market developments. When in doubt, it is best to exercise caution. In particular, you should avoid making statements in social media or other public forums. If you have any questions, please contact mergerquestions@lucidmotors.com.

If you currently hold any securities of CCIV, please reach out to mergerquestions@lucidmotors.com.

What happens in the window between announcing the transaction and officially becoming a public company?

We must complete the SEC review and additional administrative and company governance actions to complete this process.

When will the transaction close?

We are just beginning the process of moving forward with the transaction, but we plan to complete the process in the second quarter of 2021.

There is still a lot of work ahead for us: we must complete the SEC review process and secure shareholder approval for the transaction, among other things.

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Employee Impact / Communications Questions

How will this impact me? My role?

It is business as usual. We do not expect this to impact your day to day work or priorities. Please keep doing what you are doing and remain focused on our customers, product plans, and company goals.

What is going to change?

It is business as usual. We will continue to operate the business with the same goals in mind. There are certain policies and procedures that we all must adhere to as a public company, and you will be receiving information and training on them when the time comes.

Who will lead the company after the merger closes?

We expect that the company's current management team will remain in place.

What does this mean for employees' equity grants and shares in Lucid?

If the merger closes, your Lucid equity grants and shares will convert to grants and shares (as applicable) in the public company. We will communicate with employees on this point after the merger closes.

What can or can't I tell my friends/family if they are interested in buying Lucid stock when available?

You may get questions from investors, business partners, even family and friends. If that happens, it is critical that sensitive internal information, including information relating to the Lucid Air and any future plans, is kept strictly confidential.

It is very important that everyone refrain from making any comments about our financial performance, the merger, or future plans to anyone outside of the company.

Company communications must remain internal and are not to be shared with anyone outside of Lucid – this includes sharing information or statements about the merger (including any of the information we share with you about it, such as this FAQ) publicly, including all communication channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, please direct them to media@lucidmotors.com.

This is very important, and we ask for everyone's help in protecting our information as failing to do so may impact the transaction.

When the merger closes, will I be able to sell my shares of Lucid?

Not right away. A 180-day "lock-up" period will apply to all CCIV stock issued to Lucid shareholders at closing and the Lucid equity awards that CCIV will assume in the merger. During this 180-day period, with limited exceptions, you will be restricted from selling, offering or contracting to sell, pledging, lending or otherwise transferring your shares.

Can I buy/sell/trade CCIV stock?

In short, no. Please don't trade CCIV stock or any related products like options, futures, or other derivatives.

If you currently hold any securities of CCIV, please reach out to mergerquestions@lucidmotors.com.

We're working on some additional policies and guidelines that'll help keep you out of trouble on this front. Those will be coming between now and closing. But for now, please continue to live by a simple rule: **don't trade CCIV stock or related securities.**

What can I post on social media about this?

Please do not make any posts on social media about the merger other than sharing the transaction announcement. Please refrain from adding additional commentary.

It is very important that everyone refrain from making any comments about our financial performance, the merger, or future plans with anyone outside of the company.

Company communications must remain internal and are not to be shared with anyone outside Mereger Banner.jpg of Lucid. This includes sharing information or statements about the business combination publicly, including all social channels such as e-mail, Twitter, Facebook, LinkedIn, etc.

We'll be providing some additional guidelines on social media usage before closing. Stay tuned.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the "proposed transactions") and the potential success of Lucid's go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid's and CCIV's management and are not predictions of actual

performance. These forward-looking statements are provided for illustrative purposes only

and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid's ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid's manufacturing facility and the increase of Lucid's production capacity; risks related to future market adoption of Lucid's offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid's future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid's ability to rapidly innovate; Lucid's ability to deliver Environmental Protection Agency ("EPA") estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid's ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid's ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid's ability to manage expenses; Lucid's ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV's public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company's

projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV's final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading "Risk Factors," and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid's and CCIV's expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid's and CCIV's assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid's and CCIV's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") which will include preliminary and definitive proxy statements to be distributed to CCIV's shareholders in connection with CCIV's solicitation for proxies for the vote by CCIV's shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid's shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may

also obtain a copy of the preliminary or definitive proxy statement, once available, as well as

other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING C... Mereger Banner.jpg ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV's shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV's shareholders in connection with the proposed transactions will be set forth in CCIV's proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV's directors and executive officers in CCIV's final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.